Exhibit 99.1

Blizzard Entertainment and NetEase Renew Operation Agreement in China

SHANGHAI, September 27, 2016—Blizzard Entertainment, Inc. and NetEase, Inc. (NASDAQ: NTES) jointly announced the extension of their collaboration in mainland China to January 2020. The renewed operation agreement includes Blizzard’s World of Warcraft®, StarCraft® II, Diablo® III, Hearthstone®, Heroes of the Storm®, and Overwatch®, as well as new content for these games during the agreement period.

The relationship between Blizzard and NetEase is now entering its ninth year. The two companies began working together in 2008 with a license agreement to bring Blizzard’s StarCraft II and Battle.net® platform into China.

Since then the two companies have brought a series of epic games to Chinese players, from StarCraft II to Blizzard’s popular FPS game Overwatch, and most recently the sixth expansion for World of Warcraft, Legion™. Over the years, Blizzard and NetEase have worked hard toward the goal of launching Blizzard games in China simultaneously with Blizzard’s launches in other regions—a goal the companies have been proud to achieve in recent years, with immensely positive feedback from Chinese players.

The renewal of the operation agreement announced today reflects the achievements of the past eight years and further solidifies the existing collaboration between the two companies.

“NetEase has been a great partner for many years now, and we’ve always appreciated their hard work and dedication to providing the best experiences for our players in China,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “We look forward to continuing to work closely with them on delivering even more great content in the years ahead.”

“Our partnership with Blizzard has been great these past eight years, and we are very pleased to continue our close collaboration,” said William Ding, CEO of NetEase. “We both pride ourselves with a commitment to high quality and value for our players, and that has served as a foundation for our strong alliance and positions us well for continued success.”

About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® franchises, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes twenty-one #1 games* and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active players.

*Sales and/or downloads. Based on internal company records and reports from key distribution partners.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online PC and mobile games, advertising services, email services and e-commerce platforms. In partnership with Blizzard Entertainment and other global game developers, NetEase also licenses some of the most popular international online games.

Cautionary Note Regarding Forward-looking Statements:

Information in this press release that involves Blizzard Entertainment’s and NetEase’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Blizzard Entertainment and NetEase generally use words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s and/or NetEase’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles generally, the popularity of such titles among Chinese players and the effect of future expansion sets on the titles, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, the risk that Shanghai EaseNet will not be able to operate Overwatch, Diablo III, Heroes of the Storm, StarCraft II, World of Warcraft, Hearthstone: Heroes of Warcraft or other games licensed by it from Blizzard Entertainment for a period of time or permanently due to possible governmental actions, the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties, the risk that changes in Chinese government regulation of the online game market may limit future growth of Blizzard’s or NetEase’s revenue in China or cause revenue to decline; industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action-role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment and/or NetEase, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and of NetEase’s most recent annual report on Form 20-F and other filings and submissions with the U.S. Securities and Exchange Commission. The forward-looking statements in this release are based upon information available to Blizzard Entertainment, Activision Blizzard and NetEase, as the case may be, as of the date of this release, and none of such parties assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment, Activision Blizzard or NetEase and are subject to risks, uncertainties and other factors, some of which are beyond their respective control and may cause actual results to differ materially from current expectations.